February 9, 2017

VIA EDGAR

Mr. David Manion

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C.  20549

RE:      ALPS ETF Trust (the “Registrant”)
File Nos. 333-148826, 811-22175

Dear Mr. Manion:

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on December 19, 2016 with respect to the review of the Registrant’s Form N-CSR filing for the fiscal year ended November 30, 2015, as filed with the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on February 5, 2016 (the “Annual Report”), accompanied by the Registrant’s responses to each comment.  Capitalized terms not otherwise defined herein shall have the meanings given to them in the Annual Report.

1.      Staff Comment:  The prospectus for the Alerian Energy Infrastructure ETF (the “Alerian Infrastructure Fund”) states that pursuant to Section 851(b)(3) of the Internal Revenue Code of 1986, as amended (the “Code”), the Alerian Infrastructure Fund may invest no more than 25% of the value of its total assets in the securities of one or more qualified publicly traded partnerships, including MLPs.  As of November 30, 2015 the Alerian Infrastructure Fund held 25.04% in MLPs.  Please discuss how the Alerian Infrastructure Fund complies with the restrictions set forth in the Code.

Registrant’s Response:  The Registrant notes that the Alerian Infrastructure Fund held 25.04% in MLPs at November 30, 2015, due to market activity.  The Adviser has policies and procedures to monitor the Alerian Infrastructure Fund’s investments in publicly traded partnerships, including MLPs, and the Fund was in compliance prior to November 24, 2015.  The Alerian Infrastructure Fund was brought back into compliance on December 1, 2015.

2.      Staff Comment:  The schedule of investments for the Sprott Junior Gold Miners ETF states that it had invested 79.56% of its assets in the securities of gold mining companies at November 30, 2015, which is less than the 80% minimum set forth in Rule 35d-1 under the Investment Company Act of 1940, as amended (“Rule 35d-1”).  Please explain whether the Sprott Junior Gold Miners ETF and its underlying index each invests at least 80% of its assets in the securities of gold mining companies.

Registrant’s Response:  The Registrant confirms that each of the Sprott Junior Gold Miners ETF and its underlying index invests at least 80% of its assets in the securities of gold mining companies at the time it invests its assets, in accordance with Rule 35d-1.

3.      Staff Comment:  For the Workplace Equality Portfolio (the “Workplace Portfolio”), please explain the performance information provided, including the statements that the Workplace Portfolio’s underlying index both outperformed and underperformed the S&P 500 Index and the different returns shown in the Performance Overview and the table for the Workplace Portfolio’s underlying index.

Registrant’s Response: The Registrant notes that the underlying index performance information included in the Performance Overview section reflects gross returns whereas the table reflects net returns.  The Registrant affirms that, going forward, it will present the performance information consistently.

4.      Staff Comment:  Additionally, for the Workplace Portfolio, the Performance Overview section contains a discussion of how the Workplace Portfolio’s underlying index performed against the S&P 500 Index, but does not include a discussion of the Portfolio’s performance.  In future reports, please include a discussion of the performance of the Portfolio as compared to its benchmark indices.

Registrant’s Response: The requested revision will be incorporated in future financial reports of the Registrant filed on Form N-CSR.

5.      Staff Comment:  For ALPS Enhanced Put Write Strategy ETF, please explain why the commenced operations date in the “Growth of $10,000” chart does not match the commenced operations date provided elsewhere in the report.

Registrant’s Response:  The Registrant notes that the ALPS Enhanced Put Write Strategy ETF has been liquidated, but it will reflect the commenced operations date consistently in future reports of the Registrant filed on Form N-CSR.

6.      Staff Comment:  For all funds in the Annual Report, except the ALPS Equal Sector Weight ETF, the “Growth of $10,000” charts do not include defined terms. Please include defined terms going forward.

Registrant’s Response:  The requested revision will be incorporated in future financial reports of the Registrant filed on Form N-CSR.

7.      Staff Comment:  Please use an appropriate broad-based index for each of the Sprott Gold Miners ETF, Sprott Junior Gold Miners ETF, ALPS Medical Breakthroughs ETF, U.S. Equity High Volatility Put Write Index Fund, ALPS Sector Leaders ETF, and ALPS Sector Low Volatility ETF (each, an “ETF”) going forward.

Registrant’s Response:  The Registrant respectfully notes that each respective underlying index for the above ETFs is not administered by an affiliated person of the ETF, its investment adviser or principal underwriter, and, accordingly complies with Instruction 5 to Item 27(b)(7) of Form N-1A, which provides in relevant part:

For purposes of this Item, an “appropriate broad-based securities market index” is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.

Notwithstanding the foregoing, the Registrant will include an additional benchmark index for the ETFs in existence going forward.

8.      Staff Comment:  For the U.S. Equity High Volatility Put Write Index Fund, please include a Graphical Representation of Holdings as required by Item 27(d)(3) of Form N-1A  in future reports.

Registrant’s Response:  The requested revision will be incorporated in future financial reports of the Registrant filed on Form N-CSR.

9.      Staff Comment:   If the RiverFront Strategic Income Fund sub-advisory fee waiver (the “RIGS waiver”) is subject to recoupment, please include disclosure noting that the recoupment must occur within three years and that any recapture may not exceed the fee waiver/expense limitation in effect (i) at the time the fees and/or expenses to be recovered were waived and/or reimbursed and (ii) at the time of such recovery.  Please confirm that any recoupment aligns with Staff’s policy and update disclosure as applicable.

Registrant’s Response:  The Registrant confirms that the RIGS waiver is not subject to recoupment and, accordingly, no additional disclosure is required.

10.  Staff Comment:  Please discuss in correspondence the nature of the Alerian MLP ETF’s franchise taxes, how they are accrued, and how they are paid.  Please consider adding additional disclosure regarding these expenses in future financial reports.

Registrant’s Response:  The Registrant notes, for the benefit of the Staff, that due to the activities of the MLPs that the Alerian MLP ETF is invested in, the Fund is required to pay franchise tax in certain states.  Generally speaking, franchise tax expense is a tax on equity of a corporation, or base minimum fees, imposed by various jurisdictions.  The amounts of the tax are estimated throughout the year based upon the Fund’s estimate of underlying activities conducted in the states and reconciled to actual amounts paid upon the filing of the tax returns for the states.  These taxes are paid as either estimated tax payments, extension payments, or with the tax return filings of the various states.  The Registrant will incorporate the requested disclosure in future financial reports of the Registrant filed on Form N-CSR.

11.  Staff Comment:  For the Alerian Infrastructure Fund, Alerian MLP ETF, the U.S. Equity High Volatility Put Write Index Fund, the ALPS International Sector Dividend Dogs ETF, and the ALPS Emerging Sector Dividend Dogs ETF, please confirm in correspondence that the requirements of Section 19(a) of the Investment Company Act of 1940, as amended, regarding return of capital have been complied with.

Registrant’s Response:  The Registrant notes that, for the Alerian Infrastructure Fund, the U.S. Equity High Volatility Put Write Index Fund, the ALPS International Sector Dividend Dogs ETF, and the ALPS Emerging Sector Dividend Dogs ETF, the Registrant issued Section 19(a) Notices, as applicable.  In addition, in response to the Staff’s comment, the Registrant has re-posted such Section 19(a) Notices to its website.

In addition, the Registrant notes that the Alerian MLP ETF (the “Fund”) generally distributes to shareholders all of the distributions it receives from its underlying MLP investments, net of fees and expenses. Because of the complexities associated with MLP investments, it is difficult to determine at the time a distribution is received whether the distribution is a return of capital for tax purposes. However, the prospectus for the Fund makes clear that some portion of the Fund’s distribution will be return of capital for tax purposes and specific information regarding the character of distributions received during the fiscal year is provided on the Form 1099 shareholders receive. Going forward, the Fund intends to distribute a Section 19(a) Notice to shareholders in connection with each quarterly distribution, which is expected to state that it should be assumed that 100% distributions are returns of capital but that investors should refer to the 1099 for precise information.

12.  Staff Comment:  For all funds of the Registrant, discuss in correspondence how creation and redemption fees are determined and the parties involved.  In future reports include the creation and redemption fee amounts and who receives the fees.

Registrant’s Response:  The Registrant determines creation and redemption fees in consultation with the custodian for the Registrant’s funds.  Such fees are paid by authorized participants and are used to compensate the custodian for its administrative services in connection with creation and redemption transactions on behalf of the funds.  The Registrant believes that the manner in which creation and redemption fees are determined is relevant only to authorized participants and therefore the Registrant respectfully declines to add such disclosure.

13.  Staff Comment:  For the Alerian MLP ETF, and other funds of the Registrant, as applicable, with respect to the Financial Highlights section of future reports, please consider including only the expense ratios required by Form N-CSR and moving any supplemental ratios, such as those accounting for waivers, to the footnotes.

Registrant’s Response:  The Registrant acknowledges the Staff’s comment and will consider for future reports the costs and benefits of reducing the number of expense ratios presented in the Financial Highlights section.

14.  Staff Comment:  For the Cohen & Steers Global Realty Majors ETF, in future reports include the REITs accounting policies and any changes in REITs restatements.

Registrant’s Response:  The requested revision will be incorporated in future financial reports of the Registrant filed on Form N-CSR.

* * *

If you have any questions or further comments, please contact me at 720.917.0623.

Very truly yours,

/s/ Abigail J. Murray___

Abigail J. Murray, Esq.

cc:        Stuart Strauss, Esq.

            Dechert LLP